09056575

SE[COMMISSION]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-35158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Clearing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis (City) | MO (State) | 63103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Porter (314) 955-3462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

10 South Broadway (Address) | St. Louis (City) | MO (State) | 63102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of First Clearing, LLC, as of December 31, 2008, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Securities accounts of Principal Officers and Directors that are classified as customer accounts (debits $0, credits $24,278)

Name: Joseph Porter

Title: Chief Financial Officer

Notary Public

HOLLIS H. CARROLL
Notary Public - Notary Seal
State of Missouri, Jefferson County
Commission # 05714576
My Commission Expires Jul 5, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Independent Auditors' Report

The Board of Directors
First Clearing, LLC:

We have audited the accompanying statement of financial condition of First Clearing, LLC, (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Clearing, LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2009

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2008
(In thousands)

Assets		
Cash and cash equivalents	$	285,212
Cash segregated under federal and other regulations		270,341
Receivable from brokers, dealers and clearing organizations		903,293
Receivable from customers, net of allowance		3,556,948
Receivable from correspondent clearing firms		427,990
Securities owned, at fair value		11,358
Other assets		290,363
Total assets	$	5,745,505
Liabilities and Member's Equity		
Short-term borrowings	$	170,554
Payable to brokers, dealers and clearing organizations		1,166,920
Payable to customers		2,651,309
Payable to correspondent clearing firms		158,999
Securities sold, not yet purchased, at fair value		9,062
Payable to affiliates		133,530
Accrued expenses and other liabilities		91,680
Total liabilities		4,382,054
Member's equity		1,363,451
Total liabilities and member's equity	$	5,745,505

See accompanying notes to the financial statements.

FIRST CLEARING, LLC
(A Wholly Owned Limited Liability Company
Of Wachovia Securities Financial Holdings, LLC)
Notes to Statement of Financial Condition

December 31, 2008

(Dollars in thousands, except where noted)

(1) Organization and Basis of Presentation

First Clearing, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH). Effective December 31, 2008, Wachovia Corporation (Wachovia) merged with and into Wells Fargo & Company (Wells Fargo). Wells Fargo is the surviving corporation in the merger. Prior to December 31, 2008, WSFH was a majority owned consolidated subsidiary of Wachovia and thereafter is a majority owned consolidated subsidiary of Wells Fargo.

WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in St. Louis, Missouri. Final ownership percentages in the joint venture between Wachovia and Prudential have not been determined due to the January 1, 2008 contribution of A.G. Edwards retail brokerage business (A.G. Edwards division). Until determined, all joint venture activities, since that date, of WSFH are allocated to Wachovia and Prudential at 77% and 23%, respectively. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (WSLLC), Wachovia Securities Financial Network, LLC (FINET) and the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary activities are those of a clearing broker-dealer for WSLLC and FINET, and for unaffiliated correspondent broker-dealers. WSLLC and FINET introduce on a fully-disclosed basis substantially all of their customer transactions to the Company with whom each has correspondent relationships for clearance and depository services established in accordance with the terms and conditions of their respective clearance agreements.

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Customer securities transactions are recorded on a settlement date basis.

Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis.

Securities and commodities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are generally reported as collateralized financing transactions and are recorded in the accompanying Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair Value

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. The Company adopted this statement on January 1, 2008.

Receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from correspondent clearing firms, short-term borrowings, payable to brokers, dealers and clearing organizations, payable to customers, payable to correspondent clearing firms, and payable to affiliates are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under SFAS No. 109, *Accounting for Income Taxes*. The Company's taxable income primarily becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

(3) Cash Segregated Under Federal and Other Regulations

At December 31, 2008, the Company was required to segregate $403,558 of cash in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule) and the Company had $270,341 on deposit in this account. On January 5, 2009, the Company deposited an additional $185,000 into the special reserve bank account for the exclusive benefit of customers.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection Rule, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). Based on that computation as of December 31, 2008, the Company was required to segregate $110,557 of cash in a special reserve bank account for the exclusive benefit of PAIB and the Company had $11 on deposit in this account. On January 5, 2009, the Company deposited an additional $115,000 in the special reserve account for the exclusive benefit of PAIB customers.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers which it is permitted to repledge or sell. At December 31, 2008, the fair value of this collateral approximated $5,001,137, of which approximately $1,960,751 had been repledged by the Company. The collateral is received primarily from other broker-dealers and customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2008:

Receivable from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	86,358
Deposits paid for securities borrowed		772,378
Other		44,557
	$	903,293
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$	87,435
Deposits received for securities loaned		1,036,940
Other		42,545
	$	1,166,920

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with normal cash and margin transactions. At December 31, 2008, receivable from customers consists primarily of margin loans to customers of $2,968,962, and payable to customers consists primarily of $2,129,600 of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. At December 31, 2008, receivable from customers is reported net of the allowance for doubtful accounts of $15,794.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Certificates of deposit and commercial paper	$ —	$ 166
U.S. government and agency obligations	4,930	1,211
State and municipal government obligations	96	3,633
Corporate obligations	165	255
Stocks and warrants	4,687	3,797
Other securities	1,480	—
Total	$ 11,358	$ 9,062

U.S. government obligations with a fair value of approximately $4,500 at December 31, 2008 have been pledged as collateral for deposits with clearing organizations.

In accordance with SFAS No. 157, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. The Company has no assets classified in Level 3.

The balances of assets and liabilities measured at fair value by level as of December 31, 2008, are as follows:

Description	Total	Level 1	Level 2	Level 3
Securities owned	$ 11,358	$ 4,500	$ 6,858	$ -
Securities sold, not yet purchased	$ 9,062	$ 949	$ 8,113	$ -

(8) Short-Term Borrowings

Short-term borrowings consist of outstanding bank drafts of $170,554 at December 31, 2008.

At December 31, 2008, the Company had available $325,000 in uncommitted unsecured lines of credit with various unaffiliated financial institutions, $1,000,000 in uncommitted secured lines of credit with Wachovia Bank, N.A., $1,000,000 in uncommitted unsecured lines of credit with WSFH and $1,000,000 in uncommitted unsecured lines of credit with WSLLC.

The entire line of credit from Wachovia Bank, N.A. and $250,000 of the lines of credit from unaffiliated financial institutions are also available to WSLLC. In addition, $250,000 of the lines of credit from unaffiliated financial institutions is available to WSFH.

At December 31, 2008, the Company had no balances outstanding on lines of credit with Wachovia Bank, N.A., unaffiliated lines of credit or lines of credit with WSLLC. WSLLC and WSFH had no balances outstanding on the above lines of credit.

Unsecured loans generally bear interest at a rate that varies with the federal funds rate and are payable on demand. For the year ended December 31, 2008, the weighted average interest rate on these loans outstanding was 2.95%.

(9) Subordinated Borrowings

The Company has a $250,000 subordinated revolving line of credit with Wachovia. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. Borrowings under this subordinated line are allowable in computing net capital under the SEC's Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no borrowings on this line of credit during 2008.

(10) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Company had net capital of $979,853 which was $904,863 in

excess of its required minimum net capital of $74,990. At December 31, 2008 the Company's net capital balance was 26.13% of aggregate debit balances.

(11) Retirement and Stock Compensation Plans

Retirement Plans

Substantially all employees of the Company with one year of service are eligible for participation in various matched savings plans of Wachovia. These plans permit eligible employees to contribute up to 30% of eligible contributions, as defined. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plans may be matched up to 6% of the employee's eligible compensation, as defined. Matching levels ranged from 0% to 6% as of December 31, 2008.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to former employees of the Company who retired on or before December 31, 2007 and their beneficiaries and dependents. Wachovia allocates expense to the Company for postretirement benefits based on employee compensation and the total cost incurred with respect to postretirement benefits on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

Stock Compensation Plans

Wachovia had stock option plans under which incentive and nonqualified stock options were granted periodically to certain employees of the Company and its subsidiaries. Restricted stock awards were also granted under these plans. Wachovia allocated expense to the Company and its subsidiaries for these plans based on the total cost incurred with respect to stock compensation expenses on a consolidated basis. All stock compensation plans vested on December 31, 2008 due to the Wells Fargo acquisition of Wachovia.

(12) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations and administrative support services from Wachovia.

The Company has other agreements with Wachovia and its affiliates for directly billed general and administration services.

The Company contracts consultants and temporary employees through an agency that is a subsidiary of Wachovia.

Clearing Services

The Company provides retail clearing services for its affiliates, WSLLC and FINET. The Company collects revenues from customers on behalf of WSLLC and FINET from which it deducts its retail clearing service fees. At December 31, 2008, the Company owed $45,449 to WSLLC and

$3,690 to FINET which are included in payable to correspondent clearing firms in the Statement of Financial Condition.

In conjunction with the retail clearing services provided to WSLLC and FINET, the Company rebates all interest income earned on margin balances of WSLLC and FINET retail customer relationships to WSLLC and FINET net of the interest expense incurred by the Company to finance those margin loans.

The Company has entered into a service agreement with Prudential Investment Management Services LLC (PIMS), a subsidiary of Prudential, under which PIMS provides execution, clearance and other services to the Company on behalf of WSLLC, FINET and unaffiliated correspondent broker-dealers, with respect to investment companies available through certain of their mutual fund wrap account products and programs, and transactions in shares of open-end investment companies. Pursuant to this agreement, the Company receives fees from PIMS based on invested customer balances. At December 31, 2008, related to the PIMS agreement, fees earned but not received of $33,535 are included in other assets, and expenses incurred but not yet paid of $5,616 are included in accrued expenses and other liabilities in the Statement of Financial Condition.

Money Market and Bank Sweep

The Company earned fees from Prudential for the year ended December 31, 2008, for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has arrangements with Evergreen Investment Management Co. (Evergreen), an affiliated mutual fund company, in which it receives revenue for servicing customers invested in Evergreen money market funds. Included in other assets is $4,409 which represents a receivable from Evergreen related to settlement of overnight deposit balances.

The Company has arrangements with affiliated banks under which it offers a bank deposit product to which customers may elect to have their available cash balances swept into overnight deposit accounts.

Other

At December 31, 2008, the Company had a net payable balance to Wachovia and its affiliates totaling $133,530.

The transactions with affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(13) Dividends

Pursuant to the Retail Brokerage Formation Agreement (the Agreement) by and between Wachovia and Prudential (the Members), WSFH, the Company's parent, is obligated to distribute to the Members 70% of its consolidated net earnings each quarter, determined in accordance with U.S. generally accepted accounting principles, before deduction for any expense related to the amortization of intangible assets (Distributable Cash). Since the amount of Distributable Cash retained by WSFH has now exceeded $263 million, the Members may now elect to receive up to 30% additional distributions as defined in the Agreement.

The Company's earnings constitute a material portion of Distributable Cash. During 2008, the Company declared and paid $106,400 in dividends to WSFH.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies, exchanges and clearing organizations.

(14) Financial Instruments with off-balance sheet risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(15) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial statements. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition s as of December 31, 2008, related to these indemnifications.